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Part III: Manner of Operation

Item 9: Conditional Orders and Indications of Interest

a . Does the NMS Stock ATS send or receive any messages indicating trading interest (*e.g.,* IOIs, actionable IOIs, or conditional orders)? Yes

X No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Conditionals

The BIDS ATS accepts Conditionals as part of its workflow. Conditionals are non-tradeable messages. As described below, conditional AIOIs submitted through the BIDS ATS by a Sponsor to Sponsored Firms using BIDS Trader are also non-tradeable messages but differ from Conditionals. Conditionals include information about trading interest known only to the BIDS ATS matching engine and not to potential counterparties or other third parties. Unlike Firm orders, Conditionals require additional actions prior to an execution on the BIDS ATS. The BIDS ATS uses the information in the Conditional to locate a potential counterparty. The potential counterparty may be a Trader that has also submitted a Conditional or one that has submitted a Firm order.

The shares behind a Conditional are not committed to the BIDS ATS and, therefore, can be executed away from the BIDS ATS while still in the conditional state.

The BIDS ATS does not broadcast information in connection with Conditionals, it only sends directed signals ("invitations") to the Trader on the invitation (i.e., the owner of the invited Conditional), as discussed further below. Conditionals interact on a one-to-one basis, share for share. When an aggressive Conditional is invited (see "Continuous Matching" in Item 11(c) for a definition of "aggressive"), it is typically tied to one contra passive order. However, if the size of the aggressive Conditional exceeds the size of the contra passive order, the invitation can be associated with more than one contra passive order, so long as the aggressive Conditional volume is greater than or equal to the total volumes of these contra passive orders, and each passive order' s volume meets the invitation minimum volume requirement of the aggressive order.

Submission of Conditionals

Conditionals may be submitted to the BIDS ATS through any of the available means of entry set forth in Part III, Item 5. Once submitted, all Conditionals are treated the same under the priority rules of the BIDS ATS matching engine.

A Conditional must contain the following attributes:

1. Symbol
2. Side
3. Price terms
4. Quantity

These attributes are used by the BIDS ATS matching engine to identify a potential counterparty for the Conditional.

Invitations

When the BIDS ATS matching engine identifies a potential counterparty to a Conditional, BIDS issues an invitation to trade to that Trader if that Trader's Conditional and the counterparty's Firm order or Conditional have met all requirements of each other. Invitations are strictly anonymous, and a Trader receiving an invitation does not know the identity of the potential counterparty or the size of the counterparty's Firm order or Conditional. The information available to the invited party is only that a potential counterparty meets the price terms and invitation minimum volume requirement of the Trader's Conditional. Once a Trader receives an invitation, the Trader may either: (i) "firm-up", which has the effect of replacing the Conditional with a Firm order, or (ii) cancel or ignore the invitation, which effectively declines the invitation.

Invitations are communicated in the following manner:

(i)   FIX: a FIX update event to the Conditional is sent signaling that it has been invited

(ii)   BIDS Trader: an invitation dialog is presented to the Trader

Invitations are sent only to the Trader that submitted the Conditional.

During any time that an invitation is active, the overlapping quantity of shares that matched for the purpose of the invitation are committed to that invitation. As a result, the committed quantity cannot be traded by either Trader elsewhere once a Trader receives an invitation, nor can that quantity be used to generate another invitation. This state is maintained and the shares remain committed to the invitation until they are executed or until the invitation is cancelled or otherwise fails. An invitation only commits the overlapping share quantity and the particular Firm orders or Conditionals of the Traders that are potential counterparties.

Firm-Up

To convert a Conditional into a Firm order that is executable in the BIDS ATS, the recipient of an invitation must "firm-up" the Conditional. The process of firming up requires:

(i)   FIX: the recipient (whether automated or manual) sends a regular Firm order complete with price and size terms, plus a reference to the order ID of the invited Conditional

(i i)   BIDS Trader: the recipient must either act to firm-up the invitation within the invitation dialog on BIDS Trader, or have submitted the invited Conditional as an Auto FirmUp (" AFU") Conditional in the first place (see FirmUp Mode below for details), in which case BIDS Trader will automatically firm-up the invited Conditional.

The resulting Firm order is then executed on the BIDS ATS with the counterparty to the invitation as the other side of the transaction, provided that the Firm order continues to meet the requirements of the contra order that invited the Conditional and any regulatory requirements are satisfied (Please see discussion in Part III, Item 11(c) below). If either side fails to firm up its Conditional in response to an invitation within a specified time, no transaction occurs. Any time a Trader fails to firm-up its Conditional in response to an invitation, the Conditional related to the invitation is cancelled by the BIDS ATS.

The firm-up may contain the same attributes (price and size) as the Conditional, or the Trader may change the attributes in the firm-up process. To the extent that a Trader changes the attributes, an execution will only occur if the contra-party' s corresponding attributes will still be met. If the invitation for a firm-up is concluded, either successfully in a trade or failed, and the firm-up has remaining quantity, it is free to trade or interact with other counter-parties before it expires based on its TIF, or it gets cancelled by the Trader or by the BIDS ATS.

The BIDS ATS applies time limits for responding to an invitation. As a result, a Trader will be " timed out" if it fails to respond to an invitation within the time limit, and the BIDS ATS will terminate the invitation. The time limits are set uniformly by BIDS depending on whether the Trader is an automated Trader or a manual Trader. The time limit is currently ~~two~~one (~~2~~1) ~~seconds~~second for automated Traders and thirty (30) seconds for manual Traders. The permitted response time for manual Traders is longer than for automated Traders to account for the manual action needed for a human Trader to respond. At its discretion, BIDS may adjust these response time limits from time-to-time without notification to Participants. There is no time limit for response to an AIOI.

When two Conditionals interact, the BIDS ATS does not always invite both Conditionals simultaneously. The BIDS ATS considers the source and the type of Conditional (e.g., a BIDS Trader regular Conditional vs an algorithmic), and if the BIDS ATS determines that the two sides will be very unlikely to firm-up and rest on book within the same time window, it will invite the "slower" side first, and only invite the "faster" side when the slower side has firmed-up (and the interaction will proceed). The "slower" side for this purpose may be: (i) a manual Trader when interacting with an automated Trader; or (ii) an automated Trader that is known to have a response latency that is slower than the norm.

~~An automated~~A Trader may request that BIDS set it up such that it will receive ~~FIX~~ notifications of situations where it is the inviting party but has not yet been invited.

Conditional Types and FirmUp Mode

A Trader submitting Conditionals can select the manner in which it responds to an invitation. For this purpose, the BIDS ATS permits Traders to set the firm-up mode in connection with Conditionals and uses the term " FirmUp Mode" to describe these attributes. If the FirmUp Mode is not explicitly specified by a Trader on a particular Conditional, the default preference mode of Regular FirmUp will be used.

There are three possible options for FirmUp Mode, each of which is described below:

1. Regular FirmUp (RFU) Conditional

   In Regular FirmUp Mode, the manual sender of the Conditional will be notified of the invitation to make the firm-up decision and will make a decision in response to each invitation.

   a. Regular FirmUp Mode is meaningful for non-automated Conditionals only. For automated Conditionals, it is always up to the automated engine to respond to invitations.

2 . Auto FirmUp (AFU) Conditional

   Traders can use AFU Conditionals to tell the BIDS ATS that the Conditional will be automatically firmed-up in response to any invitation, without the submitting Trader being notified of invitations.

   a. BIDS Trader Users may send in AFU Conditionals to the BIDS ATS, and the BIDS Trader terminal will firm up Conditionals in response to invitations automatically on the Trader' s behalf.
   b . Non-automated order sources other than BIDS Trader also may use this AFU Conditional capability for Conditionals that will be firmed up automatically when invited.

   For AFU Conditionals, Traders can enable a feature that, if the contra is below a configured threshold set by the Trader sending the Conditional, then the received invitation is only for the configured size. For example, AFU could be set for 5,000 shares meaning that if the contra order does not exceed 5,000 shares, the AFU invitation will only be for 5,000 shares instead of for the full Conditional size. This permits a Trader to set a lower minimum quantity requirement and capture smaller block trades using the low touch AFU workflow.

3 . Dual Conditional

   A Dual Conditional is a Conditional with both RFU and AFU attributes. Using Dual Conditional, a BIDS Trader User provides complete and independent price and volume terms for each attribute.

   a. A Dual Conditional may be applied by a BIDS Trader User seeking to respond differently depending on the attributes of the Firm order or Conditional that caused the invitation. Dual Conditional permits AFU where certain price and/or volume terms are met but requires a manual firm-up (RFU) where the alternative price and/or volume terms exist.

  b . Dual Conditionals are only available to users of the BIDS Trader terminal.

  c. See Part III, Item 11 below for a description of how the BIDS ATS processes Dual Conditionals during the invitation cycle.

<u>BIDS Scorecards</u>

The BIDS Scorecard is a proprietary and comprehensive methodology for grading the performance of an individual Trader (or, in the case of a firm's algorithmic order flow, a Participant) in responding to invitations to trade. There are multiple factors that go into the systematic scoring for Scorecards; however, the key factors used to generate the Scorecard score are the Trader's firm-up response rate and whether the Trader changes price or size terms in its firm-up responses. The Scorecard thus provides a measurement of the terms of the firm-up relative to the terms of the initiating Conditional. Based on these factors, a Trader that frequently responds to invitations on the same terms in its Conditionals will have a high score. By contrast, a Trader that consistently ignores invitations to trade, or responds to invitations with worse price or size terms than in the original Conditional, will have a low score. For example, if an invited Conditional is unpriced, and the firm-up has a limit price that is not readily marketable, a low score will be assigned. In addition to long-term statistical scores, a Trader's performance in a particular symbol on a given day (either positively or negatively) will be considered and given greater weight in determining their interaction on that day and the following day in that particular symbol.

BIDS assigns notional scores to new Traders who have not yet established their long-term statistical scores for an initial period after they commence trading. These notional scores are based on the historic average of Scorecard scores for new Traders in BIDS (and may be adjusted periodically if those historic averages change).

The BIDS Scorecard methodology is strictly confidential and applied uniformly to all similarly situated Traders submitting Conditionals. BIDS does not disclose Scorecard values to Traders, however, BIDS staff may discuss the Scorecard process and the individual behavior that is affecting a Trader's own score if, for example, a Trader has a question or concern regarding his or her Scorecard score. BIDS' client service team will also periodically review and discuss an individual Trader's, or in the case of a firm's algorithmic order flow a Participant's, scorecard performance with that individual Trader or Participant as a part of ongoing account maintenance. Based on the factors described above, BIDS regularly reviews and updates a Trader's Scorecard score to reflect more recent activity. Under certain circumstances, BIDS may reset a Trader's Scorecard score if BIDS determines that the score may not accurately reflect the Trader's activity (e.q., due to misunderstanding or incorrect use of the invitation process).

BIDS may adjust its Scorecard methodology from time-to-time without notifying Participants. Any such adjustments will apply uniformly to all Participants.
AIOI performance is not included in BIDS Scorecards.

As discussed in Part III, Item 7, BIDS makes available Filter settings that allow Traders to prevent invitations to Traders with low Scorecard scores.

<u>Actionable IOIs ("AIOIs")</u>

AIOIs are available to Sponsors and their Sponsored Firms who use BIDS Trader. The BIDS AIOI allows Sponsors, at their discretion, to send AIOI messages via FIX, through the BIDS ATS, to their Sponsored Firms who have agreed to receive AIOIs from that Sponsor, with terms agreed to by the parties. Sponsors can create lists of Sponsored Firm counterparties and if those counterparties agree to receive AIOIs from that Sponsor, the relationship is created which allows for AIOI messages to be transmitted and replied to. The Sponsor can determine which Sponsored Firm counterparties on its list will receive AIOIs on a symbol by symbol basis and may offer different terms to different Sponsored Firms, even within the same symbol. The Sponsor may also set prioritization for the order in which its AIOIs are distributed. For example, the Sponsor may initially send an AIOI to some BIDS Trader Users with higher response rates, and then send unmatched AIOIs to other BIDS Trader Users that have lower response rates at a later time. A Sponsor can set a threshold using response rates calculated by the BIDS ATS, which tracks how often each BIDS Trader User receives an AIOI but does not respond.

An AIOI message must contain the following attributes:

1. Symbol
2. Side
3. Price terms
4. Quantity
5. Capacity

If no pricing or pegging information is provided on the AIOI, the pegging instructions are determined by the default preference for Price Protection (defaults allowed are Midpoint and Market) set by the Trader at the Sponsor. An AIOI received by a BIDS Trader User is distinguishable from a regular BIDS ATS invitation by color and by the phrase " ACTIONABLE IOI" on the invitation. Any invitation from a Conditional in the same symbol as an AIOI will appear on the BIDS Trader User' s screen before an AIOI in that symbol. The Sponsor sending the AIOI will be identified on the AIOI pop-up and will be the Sponsor on any execution resulting from that AIOI. Only one BIDS Trader User may interact with an AIOI at a time, and AIOI messaging in response to the AIOI is done on a time priority (i.e., first-come first-serve) basis. Once an AIOI is received by the BIDS Trader User, the BIDS Trader User may send a message to the BIDS ATS accepting the AIOI on its terms, accepting the AIOI with modified terms (e.g., price terms, quantity, minimum), or declining it, or the BIDS Trader User can ignore the AIOI. If the BIDS Trader User responds to an AIOI by accepting it and the terms on both sides match, a firm AIOI is executed immediately by the BIDS ATS; the execution price is determined at the time the BIDS ATS receives the AIOI acceptance. If the originating AIOI was conditional, the BIDS ATS sends the Sponsor a notification to firm-up. If the Sponsor firms-up the AIOI, the BIDS ATS executes the trade; the execution price is determined at the time the BIDS ATS receives the AIOI firm-up. If the Sponsor does not firm-up, both the AIOI and the acceptance are cancelled. Neither the AIOI message nor the response interact with other Firm orders or Conditionals in the BIDS ATS order book. AIOI acceptances only interact with the initiating AIOI message. There is no time limit for the BIDS Trader User to respond to an AIOI. BIDS imposes a time limit on the Sponsor to respond to an AIOI firm-up notification, which is currently ~~two~~one (~~2~~1) ~~seconds~~second.

BIDS Trader provides messaging capabilities that allow for bi-lateral negotiation and executions resulting from AIOI messaging, and any resulting trades may execute at, within, or outside the NBBO as agreed to by both parties to the trade. Executions outside the NBBO would initiate an ISO. When an ISO is initiated by the BIDS ATS due to an execution outside the NBBO, the BIDS ATS will route an order to BOFA directed to Nasdaq with a Nasdaq MOPB order type. This will post and sweep all protected quotes as stipulated by Regulation NMS. The remaining shares will be cancelled back to the BIDS ATS and execute against the contra AIOI. To avoid routing the entire AIOI volume as an ISO, BIDS places a maximum size limit on the ISO. The size limit is determined by the minimum volume requirements imposed by the Participants and a restriction imposed by the BIDS system, which is currently set to 20,000 shares but can be adjusted by BIDS if necessary. If the ISO's quantity is not large enough to sweep all protected quotes, Nasdaq/BOFA will cancel the MOPB order without executing, and the AIOI match will not execute. The AIOI acceptance will be cancelled. (See Part III, Item 22 for more detail.)